Exhibit 99.(d)(1)(i)

Amendment to Management Agreement

Effective as of the date written below, the Manager and the Trust hereby agree to amend the Management Agreement dated as of August 25, 1999 (the Agreement), as follows:

Section 7 of the Agreement is hereby revised by deleting the fee rate applicable to the Large Capitalization Growth Fund and replacing it with the fee rate as set forth below.

Fund Name	Fee Rate

Large Capitalization Growth Fund	0.70% first $500 million;

0.65% next $500 million

0.60% over $1 billion.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of May 25, 2004.

STRATEGIC PARTNERS STYLE SPECIFIC FUNDS

By	/s/ Grace C. Torres
Grace C. Torres
Treasurer and Principal Financial Officer

PRUDENTIAL INVESTMENTS LLC

By:

/s/ Robert F. Gunia

Robert F. Gunia
Executive Vice President